

GBM GRUPO BURSATIL MEXICANO
INTERNATIONAL

February 10th, 2016

Exemption Report

GBM International, Inc.'s Assertions

We confirm, to the best of our knowledge and belief, that:

1. GBM International, Inc. claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the year ended December 31, 2015.
2. GBM International, Inc. met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Jose Macouzet
President

2700 Post Oak Blvd. Suite 1110
Houston Texas 77056